Exhibit 99.4

PRESS RELEASE

Digital Innovation: TotalEnergies to Partner with SLB
for a more sustainable energy

Pau, July 2, 2024 – TotalEnergies and SLB join forces to develop innovative subsurface digital solutions and contribute to a more sustainable hydrocarbon production and the implementation of TotalEnergies’ “More energy, less emissions, more value” strategy.

Digital innovation for a more sustainable energy

Combining their many years of operational expertise and their software development capabilities, the teams at TotalEnergies and SLB will jointly develop next-generation software available in the cloud.

These new digital tools will improve modeling of the subsurface to optimize production and make it more responsible. They will also leverage the potential of the data collected, through IA, for the purposes of reducing existing fields’ carbon intensity and meeting new needs in geological carbon storage.

The new software will build on the earlier efforts of both partners with Intersect, a latest-generation reservoir simulator.

Bespoke and competitive solarization of SLB’s industrial sites

TotalEnergies’ teams are also supporting SLB by solarizing its industrial sites worldwide, through agreements signed in Oman, the United Arab Emirates, and Japan, allowing TotalEnergies to support SLB’s energy transition with bespoke and competitive solutions that come with the guarantee of price visibility, while limiting its carbon footprint.

“We are delighted to develop our multi-energy partnerships with SLB through solarization of SLB’s industrial sites and digital innovation that will allow us to develop cutting-edge next-generation software, digital applications and new algorithms applied to geoscience. Thanks to these innovative modeling technologies, we will better utilize the analyses of geological reservoirs and basins in the Oil & Gas sector to reduce emissions and we will progress in geological carbon storage,” said Namita Shah, President, OneTech at TotalEnergies

“Collaboration and knowledge sharing are key for our industry to continuously develop more effective ways of unlocking energy access,” said Rakesh Jaggi, President of SLB’s Digital & Integration business. “With this visionary partnership, we’re combining the know-how and expertise of both companies to accelerate the delivery of new digital capabilities that will benefit the whole industry.”

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

About SLB

SLB (NYSE: SLB) is a global technology company that drives energy innovation for a balanced planet. With a global footprint in more than 100 countries and employees representing almost twice as many nationalities, we work each day on innovating oil and gas, delivering digital at scale, decarbonizing industries, and developing and scaling new energy systems that accelerate the energy transition. Find out more at slb.com.

TotalEnergies Contacts

Media Relations : +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations : +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

SLB Contacts

Media Relations: Moira Duff – Director of External Communications SLB

Tel: +1 (713) 375-3407 media@slb.com

Investor Relations: James R. McDonald – Vice President of Investor Relations

Joy V. Domingo – Director of Investor Relations SLB

Tel: +1 (713) 375-3535 investor-relations@slb.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).